UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-34084
POPULAR, INC. PUERTO RICO SAVINGS AND INVESTMENT PLAN
(Full title of the Plan and address of the Plan, if different from that of the issuer named below)
POPULAR, INC.
209 MUÑOZ RIVERA AVENUE
HATO REY, PUERTO RICO 00918
(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

Popular, Inc. Puerto Rico
Savings and Investment Plan
Financial Statements and Supplemental Schedule
December 31, 2010 and 2009

Popular, Inc. Puerto Rico Savings and Investment Plan
Financial Statements and Supplemental Schedule
Index

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2010	3

Notes to Financial Statements	4 — 16

Supplemental Schedules

Exhibit I — Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2010	17

Signatures

Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm
EX-23.1

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
Popular, Inc. Puerto Rico Savings and Investment Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Popular, Inc. Puerto Rico Savings and Investment Plan (the “Plan”) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is a supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
PricewaterhouseCoopers LLP
San Juan, Puerto Rico
June 28, 2011
CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 216 Expires Dec. 1, 2013
Stamp 2615715 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

Popular, Inc. Puerto Rico Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
Assets
Investments
Allocated share of Master Trust net assets	$58,280,301	$57,464,490
Investments, at fair value	138,042,734	146,667,688

Total investments	196,323,035	204,132,178

Receivables
Participant contributions	102,987	-
Notes receivable from participants	949,994	1,387,913
Dividends and interest	240	107

Total receivables	1,053,221	1,388,020

Cash and cash equivalents	2,990,791	383,038

Total assets	$200,367,047	$205,903,236

Liabilities
Accrued expenses	67,300	67,000

Total liabilities	67,300	67,000

Net assets available for benefits	$200,299,747	$205,836,236

The accompanying notes are an integral part of these financial statements.

Popular, Inc. Puerto Rico Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2010

Additions to assets attributed to
Investment income (loss)
Net apreciation in fair value of investments	$27,453,622
Allocated share of Master Trust investment activities	6,041,222
Interest and dividends	1,711,985

Total investment gain	35,206,829

Interest income on notes receivable from participants	55,613

Contributions
Participants	12,376,762
Rollovers from other qualified plans	477,970

Total contributions	12,854,732

Total additions	48,117,174

Deductions from assets attributed to
Benefits and withdrawals paid to participants, including rollover distributions	53,586,363
Administrative expenses	67,300

Total deductions	53,653,663

Net decrease	(5,536,489)
Net assets available for benefits
Beginning of year	205,836,236

End of year	$200,299,747

The accompanying notes are an integral part of these financial statements.

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009
Note 1.	Description of Plan

The following description of the Popular, Inc. Puerto Rico Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of its provisions.

Plan Description

The Plan is sponsored by Popular, Inc. (the “Corporation”). The Plan is a defined contribution plan covering substantially all employees of the Corporation and its affiliates (the “Companies”), who have one month of service, are at least eighteen years old and are residents of the Commonwealth of Puerto Rico. The Plan was established for the purpose of providing retirement benefits to employees and to encourage and assist them in adopting a regular savings plan that qualifies under the applicable income tax laws of the Commonwealth of Puerto Rico. The Plan provides the participants the ability to invest in mutual funds and common stock of the Corporation. The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Amendments

There were no plan amendments during plan year 2010.

Master Trust

The Banco Popular de Puerto Rico Balance Fund Master Trust (the “Master Trust”) serves as a funding vehicle for certain commingled assets of the Plan and the Banco Popular de Puerto Rico Retirement Plan, Retirement Restoration Plan and EVERTEC Savings and Investment Plan. Accordingly, certain assets of the Plan are maintained, for investment purposes only, on a commingled basis with the assets of the BPPR Retirement Plan in a Master Trust. Neither plan has any interest in the specific assets of the Master Trust, but maintains beneficial interests in such assets. The portion of assets, net earnings, gains and/or losses and administrative expenses allocable to each plan is based upon the relationship of the Plan’s beneficial interest in the Master Trust to the total beneficial interest of all plans in the Master Trust.

Contributions

At December 31, 2010, Plan participants could authorize the Companies to make pre-tax deductions ranging from 1% to 70% and after-tax payroll deductions ranging from 1% to 10% of their monthly compensation, as defined. At no time may participant’s pre-tax contributions exceed the 1165 (e) established legal limit ($9,000 for 2010 and 2009). Employees are automatically enrolled in the Plan at the pre-tax contribution rate of 2% of annual compensation and may change their contribution rate at any time.

The Companies matched up to 100% of the first 3% of total cash compensation contributed on a pre-tax basis, plus 50% of the next 2% contributed pre-tax. If pre-tax contributions exceeded the legal limit, the excess pre-tax contributions were recharacterized as “after-tax” and were eligible for company match up to the maximum possible match of 4% of compensation. Matching contributions were invested pursuant to each participant’s investment directions for elective deferrals. On March 20, 2009 all matching contributions were suspended.

In addition, the Corporation may make discretionary contributions to its own employees out of its net profits in such amounts as each subsidiary’s Board of Directors may determine. There were no profit sharing contributions for the year 2010.

Participant Accounts

Each participant account is credited with its contribution and allocation of: (a) its own Company matching and profit sharing contribution and (b) plan earnings. Allocations are based on

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009
participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Companies’ matching and discretionary profit sharing contributions plus actual earnings thereon is based on years of service. These contributions and actual earnings thereon vest in accordance with the following schedule:

Years of Service	Vesting %
Less than 1	0
At least 1	20
At least 2	40
At least 3	60
At least 4	80
5 or more	100
Payment of Benefits

Plan participants are permitted to make withdrawals from the Plan from after-tax contributions, subject to provisions in the Plan agreement. If a participant suffers financial hardship, as defined in the Plan agreement, the participant may request a withdrawal from his/her pre-tax contributions. Upon termination of service due to disability, retirement or other reasons, a participant may elect to receive either a lump sum distribution in cash, recurring benefit payments, shares of Popular, Inc. common stock, if applicable, or a combination of elections. In the case of participant termination because of death, the entire vested amount is paid to the person or persons legally entitled thereto.

Notes Receivable from Participants

The Plan does not allow participants to take loans from their accounts. However, during 2006 the Plan was amended to allow active participants to take a one-time loan from the Plan collateralized by their account balances for the payment of the 5% tax on their Savings Plan account balance and Banco Popular de Puerto Rico Retirement Plan accrued benefits as provided by Act 87 of May 13, 2006. Subsequent to December 31, 2006, the plan does not allow participants to take loans.

As of December 31, 2010, notes receivable from participants amounted to $949,994, which is the unpaid principal balance of the loans issued during 2006, plus any accrued but unpaid interest.

Plan Expenses and Administration

The Plan is administered by the Popular, Inc. Benefits Committee which, in turn, may delegate certain administrative functions to other committees and/or officers of the Corporation. The named fiduciary of the Plan for purposes of investment-related matters is the Popular, Inc. Corporate Investment Committee.

Contributions are held and managed by Banco Popular de Puerto Rico as trustee and recordkeeper of the Plan. Unless otherwise paid by the Companies, expenses of the Plan are borne by the Plan.

Forfeited Accounts

Forfeited balances of terminated participants’ non-vested accounts can be used to pay administrative expenses or, at the Companies’ discretion, redistributed among participants after a five (5) year severance period. During the severance period, if the terminated participant is

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009
reemployed by the Companies, the dollar value at the date of reemployment of such forfeited amounts shall be restored to the participant’s account if the reemployed participant repays to the Plan an amount equal to the dollar amount of his/her vested balance distributed upon termination.

During 2010, the Companies’ used forfeitures of $67,300 to pay administrative expenses that were properly accrued in 2009. For the year ended December 31, 2010, $67,300 was accrued related to administrative expenses that are expected to be paid during 2011.

Forfeited non-vested accounts amounted to $255,118 and $255,433 at December 31, 2010 and 2009, respectively.

Non-Participant Directed Investments

At December 31, 2010, there were no non-participant directed investments in the Plan.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, “Fair Value Measurements and Disclosures (ASC Topic 820) — Improving Disclosures about Fair Value Measurements.” The standard added new requirements for disclosures about transfers into and out of Levels 1 and 2 and clarified existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The portion of this standard related to these items was effective for the Plan in 2010 and its adoption did not have a significant impact on the financial statements. In addition, the standard added requirements for separate disclosures about the activity relating to Level 3 fair value measurements effective for the Plan on January 1, 2011.

In September 2010, the FASB issued ASU 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans” to clarify how loans to participants should be classified and measure by defined contribution plans. ASU 2010-25 requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The guidance is effective for fiscal years ending after December 15, 2010 on a retroactive basis. The Plan adopted this guidance in its December 31, 2010 financial statements and has reclassified participant loans of $1,387,913 for the year ended December 31, 2009 from investments to notes receivable from participants.

In May 2011, the FASB issued ASU 2011-04 “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS”. ASU 2011-04 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. Plan management does not believe the adoption of this update will have a material impact on the plan’s financial statements.

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009
Note 2.	Summary of Significant Accounting Policies

The more significant accounting policies followed by the Plan in the preparation of the financial statements are summarized below:

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. A description of the most significant accounting policies follows.

Reclassifications

For purposes of comparability, certain prior period amounts have been reclassified to conform to the 2010 presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Plan investments are presented at fair value. Shares of registered investment companies are presented at quoted market prices which represent the net asset value of shares held by the Plan at the reporting date. Popular, Inc.’s common stock is presented at its market price. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of securities are recorded on the trade date basis. Dividends are recorded on the ex-dividend date and interest is recorded under the accrual basis and credited to each participant’s account, as defined.

The Plan’s investment in the Master Trust is stated at fair value. Purchases and sales of securities are recorded on the trade date basis.

The net appreciation of the investment in the Master Trust is included as part of the allocated share of Master Trust investment activities in the statement of changes in net assets available for benefits. This includes the realized gains or (losses) and the unrealized appreciation (depreciation) on the Master Trust’s assets. Refer to Note 10.

The Plan determines the fair values of its investments based on the fair value framework established in the Financial Accounting Standard Board (FASB) Accounting Standards Codification (ASC) 820 “Fair Value Measurements and Disclosures”, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurements date. The standard describes three levels of inputs that may be used to measure fair value which are: (1) quoted market prices for identical assets or liabilities in active markets, (2) observable market-based inputs or unobservable inputs that are corroborated by market data, and (3) unobservable inputs that are not corroborated by market data. The fair value hierarchy ranks the quality and reliability of the information used to

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009
determine fair values. Refer to Note 4 to these financial statements for the ASC 820 disclosures required as of December 31, 2010 and 2009.

Contributions

Employee and employer matching contributions are recorded in the period in which the Companies make the payroll deductions.

Discretionary contributions are recorded in the period in which they are earned by the participant as determined by the Corporation’s Board of Directors.

Transfer of assets to other plans

Terminated employees or retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Department of the Treasury.

Payment of benefits

Benefits are recorded when paid.
Note 3.	Plan investments
The following table presents the Plan’s investments that represent five percent or more of the Plan’s net assets at December 31:

	2010		2009
	# of		# of
	shares	Value	shares	Value

Master Trust	327,509	$58,280,301	360,098	$57,464,490

Mutual funds
Federated Government Obligations Fund	22,148,130	$22,148,130	30,767,889	$30,767,889
Principal Invs Fund Life 2020 Cl A	*	*	1,137,386	$11,885,685

Common stock
Popular, Inc.	18,183,824	$57,097,209	20,144,999	$45,527,699

*	Investment did not exceed 5% or more of the Plan’s assets at December 31, 2010.
During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year, and excluding the Master Trust) appreciated in value as follows:

Popular, Inc. common stock	$18,331,749
Mutual funds	9,121,873

$27,453,622

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009
Note 4.	Fair Value Measurements

The Plan measures fair value as required by ASC 820, “Fair Value Measurements and Disclosures” which provides a framework for measuring fair value under accounting principles generally accepted in the United States. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

ASC 820 establishes a fair value hierarchy that prioritizes the inputs and valuation techniques used to measure fair value into three levels in order to increase consistency and comparability in fair value measurements and disclosures. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for the fair value measurement are observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the Plan’s estimates about assumptions that market participants would use in pricing the asset or liability based on the best information available. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 — Unadjusted quoted prices in active markets for identical assets that the Plan has the ability to access at the measurement date. Valuation on these instruments does not required a significant degree of judgment since valuations are based on quoted prices that are readily available in an active market.

Level 2 — Quoted prices other than those included in Level 1 that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or that can be corroborated by observable market data for substantially the full term of the financial instrument.

Level 3 — Inputs are unobservable and significant to the fair value measurement. Unobservable inputs reflect the Plan’s own assumptions about assumptions that market participants would use in pricing the asset or liability.

Following is a description of the Plan’s valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Cash & Cash Equivalents: The carrying amount of cash and cash equivalents are reasonable estimates of the fair value due to its short term maturity.

Equity securities: Equity securities with quoted market prices obtained from an active exchange market are classified as Level 1.

Mutual Funds: Investments in mutual funds are valued at the net asset value (NAV) of shares held by the plan at year end. These securities are classified as Level 2.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009
The following tables set forth by level, within the fair value hierarchy, the Plan’s net assets at fair value as of December 31, 2010 and December 31, 2009. The following tables do not include the plan’s interest in the Master Trust because that information is presented in a separate table (See Note 10).

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Popular, Inc. Common Stock	$57,097,209	$—	$—	$57,097,209
Investments in Mutual Funds:
Money Market Funds		22,148,130		22,148,130
Fixed Income Funds		26,148,364		26,148,364
Equity Funds		32,649,031		32,649,031

Total assets, excluding plan interest in Master Trust, at fair value	$57,097,209	$80,945,525	$—	$138,042,734

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Popular, Inc. Common Stock	$45,527,699	$—	$—	$45,527,699
Investments in Mutual Funds:
Money Market Funds		30,767,889		30,767,889
Fixed Income Funds		35,686,168		35,686,168
Equity Funds		34,685,932		34,685,932

Total assets, excluding plan interest in Master Trust, at fair value	$45,527,699	$101,139,989	$—	$146,667,688

There were no transfers in and/or out of Level 3 for financial instruments measured at fair value on a recurring basis during the years ended December 31, 2009 and 2010. There were no transfers in and/or out of Level 1 and Level 2 during the years ended December 31, 2009 and 2010.

Note 5.	Plan Termination
Although they have not expressed any intent to do so, each Employer of the Corporation has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the interest of each participant in the Plan shall be fully vested and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.
Note 6.	Tax Status

The Plan obtained a favorable determination letter from the Department of Treasury of the Commonwealth of Puerto Rico. The letter dated April 16, 2010, with effective date June 1, 2008, indicates that the Plan is designed in accordance with the applicable income tax law and is, therefore, exempt from income taxes. The Plan has been amended since June 1, 2008. The Plan Administrator, based on the Plan’s tax counsel’s advice, however, believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the income tax law. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal, state and/or local taxing authorities. The plan administrator has analyzed the tax positions by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is subject to income tax examinations for 4 years including 2010.
Note 7.	Risks and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in these factors in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. Individual participants’ accounts bear the risk of loss resulting from fluctuations in investment values.
Note 8.	Related-Party Transactions

At December 31, 2010 and 2009, the Plan held 18,183,824 and 20,144,999 common shares of Popular, Inc., with a quoted market value of $57,097,209 and $45,527,699, respectively. These transactions are permitted party-in-interest transactions under provisions of ERISA and the regulations promulgated thereunder.

As of December 31, 2010 and 2009, the Plan held 327,509 and 360,098 shares of Master Trust Fund, with a market value of $58,280,301 and $57,464,490, respectively. These transactions are permitted party-in-interest transactions under provisions of ERISA and the regulations promulgated thereunder.

The Plan holds a time deposit open account with Banco Popular de Puerto Rico ($2,990,791 in 2010 and $383,038 in 2009).

Included in the Plan assets are notes receivable from participants. At December 31, 2010 and 2009 notes receivable from participants amounted to $949,994 and $1,387,913, respectively. For the year ended December 31, 2010 interest income related to notes receivable from participants amounted to $55,613. These transactions qualify as party-in-interest transactions permitted under provisions of ERISA.

Banco Popular de Puerto Rico, one of the Companies covered by the Plan, is acting as Trustee and Recordkeeper for the Plan. Fees paid by the Plan Sponsor for the investment management services amounted to approximately $538,275 for the year ended December 31, 2010.
Note 9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to Form 5500:

	2010	2009
Net assets available for benefits per the financial statements	$200,299,747	$205,836,236
Less: Amounts allocated to withdrawing participants	(2,890,774)	(52,985)

Net assets available for benefits per the Form 5500	$197,408,973	$205,783,251

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009
The following is a reconciliation of benefits paid to participants per the financial statements for the period ended December 31, 2010 to Form 5500:

Benefits paid to participants per the financial statements	$53,586,363
Add: Amounts allocated to withdrawing participants at December 31, 2010	2,890,774
Less: Amounts allocated to withdrawing participants at December 31, 2009	(52,985)

Benefits paid to participants per Form 5500	$56,424,152

For purposes of Form 5500, interest-bearing cash equivalents are classified as plan investments. The amount of interest-bearing cash equivalent classified as investment on the Form 5500 was $2,990,791 and $383,038 as of December 31, 2010 and 2009, respectively.
Note 10. Investment in Master Trust

A portion of the Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan, as discussed on Note 1. Each participating retirement plan has an undivided interest in the Master Trust.

Investments in the Master Trust are managed by the Trust Division of the Bank and by several investment managers. Investment securities are held in safekeeping by another commercial bank and by the Trust Department of the Bank. The assets of the Master Trust are held by Banco Popular de Puerto Rico (the “Trustee”).

At December 31, 2010 and 2009, the Plan’s interest in the net assets of the Master Trust was approximately 11.34% and 12.17%, respectively. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan.

Investments held in the Master Trust as of December 31, 2010 and 2009 are as follows:

	2010	2009
Obligations of the U.S. Government and its agencies	$50,416,655	$25,733,491
Commodity fund	17,409,418	16,273,937
Corporate Bonds and debentures	47,262,715	47,791,722
Equity securities	228,054,147	207,747,356
Foreign equity fund	65,491,164	59,275,324
Index Funds — Equity	2,267,496	2,971,060
Index Funds — Fixed income	2,283,529	7,864,126
Mortgage backed securities	72,959,270	85,920,759
Cash and cash equivalents	25,925,777	16,443,361
Private equity investment	835,706	893,889
Accrued investment income	1,654,833	1,718,546

	514,560,710	472,633,571
Less: Accrued Expenses	(410,001)	(404,853)

Net assets in Master Trust	$514,150,709	$472,228,718

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009
Investment income in the Master Trust for the years ended December 31, 2010 and 2009 are as follows:

	2010	2009
Net appreciation (depreciation) in fair value of investments:
Obligations of the U.S. Government and its agencies	$869,355	$(369,502)
Commodity fund	1,918,903	3,657,081
Corporate Bonds and debentures	1,915,984	5,481,001
Equity securities	29,105,841	45,279,113
Foreign equity fund	6,215,839	16,834,722
Index Funds — Equity	386,932	694,352
Index Funds — Fixed income	145,099	795,085
Mortgage backed securities	859,766	(996,980)
Private equity investment	(58,183)	(55,400)
Interest and dividend income	13,271,246	13,073,159

Net appreciation in fair value of investments	54,630,782	84,392,631
Less: Investment expenses	(1,203,323)	(1,001,798)
Administrative expenses	(131,874)	(180,433)

Net investment income	$53,295,585	$83,210,400

Following is a description of the Master Trust’s valuation methodologies used for investments measured at fair value:
Equity securities: Equity securities with quoted market prices obtained from an active exchange market and high liquidity are classified as Level 1.
Index Funds — Equity: Investments in index funds — equity with quoted market prices obtained from an active exchange market and high liquidity are classified as Level 1.
Index Funds — Fixed Income, Foreign Equity Funds and Commodity Funds: These investments are valued at the net asset value (NAV) of shares held by the Plan at year end. These securities are classified as Level 2.
Obligations of U.S. Government and its agencies: The fair value of U.S. Government and its agencies obligations is based on an active exchange market and is based on quoted market prices for similar securities. These securities are classified as Level 2. U.S. agency structured notes are priced based on a bond’s theoretical value from similar bonds defined by credit quality and market sector and for which the fair value incorporates an option adjusted spread in deriving their fair value. These securities are classified as Level 2.
Mortgage backed securities: Certain agency mortgage and other asset backed securities (“MBS”) are priced based on a bond’s theoretical value from similar bonds defined by credit quality and market sector. Their fair value incorporates an option adjusted spread. The agency MBS is classified as Level 2.
Corporate bonds and debentures: Corporate bonds and debentures are valued at fair value at the closing price reported in the active market in which the bond is traded. These securities are classified as Level 2.

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009
Private equity investment: Private equity investment includes an investment in a private equity fund. The fund value is recorded at its net asset value (NAV), which is affected by the changes in the fair market value of the investments held in the fund. This fund is classified as Level 3.
The closing prices reported in the active markets in which the securities are traded are used to value the investments in the Master Trust. The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investments at fair value as of December 31, 2010 and 2009:

				Balance
	Level 1	Level 2	Level 3	12/31/2010

Obligations of the U.S.
Government and its agencies	$—	$50,416,655	$—	$50,416,655
Commodity Fund	—	17,409,418	—	17,409,418
Corporate bonds and debentures	—	47,262,715	—	47,262,715
Equity securities	228,054,147	—	—	228,054,147
Foreign Equity Fund	—	65,491,164	—	65,491,164
Index Fund — Equity	2,267,496	—	—	2,267,496
Index Fund — Fixed Income	—	2,283,529	—	2,283,529
Mortgage backed securities	—	72,959,270	—	72,959,270
Private equity investment	—	—	835,706	835,706

Total	$230,321,643	$255,822,751	$835,706	$486,980,100

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009

				Balance
	Level 1	Level 2	Level 3	12/31/2009

Obligations of the U.S.
Government and its agencies	$—	$25,733,491	$—	$25,733,491
Commodity Fund		16,273,937		16,273,937
Corporate bonds and debentures	—	47,791,722	—	47,791,722
Equity securities	207,747,356	—	—	207,747,356
Foreign Equity Fund	—	59,275,324	—	59,275,324
Index Fund — Equity	2,971,060	—	—	2,971,060
Index Fund — Fixed Income	—	7,864,126	—	7,864,126
Mortgage backed securities	—	85,920,759	—	85,920,759
Private equity investment	—	—	893,889	893,889

Total	$210,718,416	$242,859,359	$893,889	$454,471,664

The following table presents the changes in Level 3 investments measured at fair value for the year ended December 31, 2010:

		Change in Unrealized Gain (Loss) relating to
	Balance as of January 1, 2010	instruments still held at the reporting date (1)	Balance as of December 31, 2010

Private Equity Investment	$893,889	$(58,183)	$835,706

(1)	Included in “Net depreciation in fair value of investments” in the Statement of Changes in Net Assets Available for Plan Benefits.
There were no transfers in and/or out of Level 3 for financial instruments measured at fair value on a recurring basis during the years ended December 31, 2009 and 2010. There were no transfers in and/or out of Level 1 and Level 2 during the years ended December 31, 2009 and 2010.
Note 11. Transfers
On October 1st, 2010, Popular, Inc. entered into an agreement with Apollo Management L. P. to sell 51% ownership interest in EVERTEC, Inc. Related to the transaction the majority of participant’s accounts in the Plan were transferred to the EVERTEC Savings and Investment Plan. The total amount transferred was $40,529,606 and occurred in December 17, 2010. This transfer did not applied to those employees, that as of October 1st, 2010, were eligible to retire from Popular. These employees elected one of the different payment options available under the Plan.

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009
Note 12. Subsequent Events
The Plan has evaluated subsequent events through the date the financial statements were issued. The Plan has determined that there are no events occurring in this period that required disclosure in or adjustment to the accompanying financial statements.

Popular, Inc. Puerto Rico Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets	Supplemental Schedule
December 31, 2010	Exhibit I

(a)	(b) Identity of Issue, Borrower, Lessor,	(c) Description of Investment	(d) Cost	(e) Current
	or Similar Party			Value
*	Popular Balanced Managed Fund	Master Trust Fund 327,509 shares	**	$58,280,301

	Federated Government Obligations Fund	Mutual Fund 22,148,130 shares	**	22,148,130
	American Amcap Fund	Mutual Fund 80,085 shares	**	1,516,023
	Eaton Vance Large Cap Value Fund	Mutual Fund 214,474 shares	**	3,907,726
	MFS Research International A Equity Fund	Mutual Fund 253,010 shares	**	3,850,821
	Principal Invs Fund Life 2030 CI A	Mutual Fund 264,162 shares	**	3,069,565
	Principal Invs Fund Life 2040 CI A	Mutual Fund 189,133 shares	**	2,201,510
	Principal Investors Lifetime 2050 Fund	Mutual Fund 166,247 shares	**	1,888,568
	Royce Premier Fund	Mutual Fund 312,921 shares	**	6,367,943
	Vanguard 500 Index Fund	Mutual Fund 48,397 shares	**	5,605,425
	Vanguard Mid-Cap Index Fund	Mutual Fund 208,835 shares	**	4,241,450
	Pimco Total Return Fund	Mutual Fund 441,467 shares	**	4,789,918
	Principal Invs Fund Life 2010 CI A	Mutual Fund 669,420 shares	**	7,524,289
	Principal Lifetime Str In-A-Fund	Mutual Fund 569,767 shares	**	6,073,719
	Principal Invs Fund Life 2020 CI A	Mutual Fund 661,588 shares	**	7,760,438

	Total Mutual Funds		**	80,945,525
			**
*	BPPR Time Deposit Open Account	Time Deposit Variable	**	2,990,791

*	Popular, Inc.	Common Stock 18,183,824 shares	**	57,097,209

*	Participant loans	Participant loans with maturities ranging from 06/30/2008 to 12/31/2016 and interest rate of 5%	**	949,994

				$200,263,820

*	Party in-interest

**	Cost is not required for participant directed investments

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

POPULAR, INC. PUERTO RICO SAVINGS & INVESTMENT PLAN
(Registrant)

Date: June 28, 2011	By:	/s/ Eduardo J.Negrón
Eduardo J. Negrón
Authorized Representative